ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

Elizabeth Madsen (312) 845-1381 elizabeth.madsen@ropesgray.com

September 24, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Raymond Be and Alison White

Re:	Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818) (“WCM”), The Merger Fund (Registration Nos. 002-76969 and 811-03445) (“TMF”) and The Merger Fund VL (Registration Nos. 333-102461 and 811-21279) (“VL”, and together with WCM and TMF, each a “Trust” and together, the “Trusts”)

Dear Mr. Be and Ms. White,

On August 11, 2021 Elena Stojic provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) and on August 12, 2021, Ms. White provided oral comments of the Staff, both to Elizabeth Madsen of Ropes & Gray LLP, counsel to the Trusts, regarding (i) WCM’s Post-Effective Amendment No. 23 (“PEA No. 23”) to its Registration Statement on Form N-1A, (ii) TMF’s Post-Effective Amendment No. 71 (“PEA No. 71”), and (iii) VL’s Post-Effective Amendment No. 36 (“PEA No. 36”, and together with PEA No. 23 and PEA No. 71, collectively, the “PEAs”) to its Registration Statement on Form N-1A. The PEAs were filed in connection with the acquisition of Westchester Capital Management, adviser to the funds of the Trusts, by Virtus Investment Partners. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below. We note that because the Staff’s comments pertained to multiple Trusts, we have addressed all of the Staff’s comments in this single correspondence filing. Unless otherwise indicated herein, (i) capitalized terms used but not defined herein shall have the meanings ascribed to them in the PEAs, and (ii) each comment relates to each Fund and to each PEA.

-2-	September 24, 2021

General

1.	Comment: For the Funds that are series of WCM, please update the EDGAR series and class IDs to reflect the new names of the Funds. For all Funds, please update the EDGAR series to reflect that each Fund now offers class A shares and class I shares.

Response: The requested updates will be effected at the time the changes become effective.

Prospectus

Principal Investment Strategies

2.	Comment: On page 25 of PEA No. 23, the Staff notes that the Trust has removed language stating that the WCM Alternatives: Credit Event Fund (“CEF”) is non-diversified. Please advise supplementally when and why CEF’s diversification status changed.

Response: CEF last qualified as a “non-diversified investment company” for purposes of Rule 13a-1 on March 31, 2018. Since that date, CEF has operated as a diversified company. Under Rule 13a-1, an investment company that registers as a non-diversified company, but operates as a diversified company for more than three years becomes a diversified company. Thus, CEF has been a diversified company since April 1, 2021.

Fees and Other Expenses of the Fund

3.	Comment: For TMF, we note that there is a line item in the Shareholder Fees table which states “Maximum Sales Charge (Load) Imposed on.” Please complete this caption or delete the line item.

Response: The requested change has been made. We have deleted this line item from the Shareholder Fees table.

4.	Comment: For CEF, we note that there is a line item in the Shareholder Fees table which states “Maximum Sales Charge (Load) Imposed on Reinvested.” Please complete this caption or delete the line item. Please also consider moving the line items under the “Total Other Expenses” item to be left-justified, similar to how these items appear for the other Funds.

Response: The requested changes have been made. We have deleted this line item from the Shareholder Fees table and have left-justified the line items under the “Total Other Expenses” item.

-3-	September 24, 2021

5.	Comment: In each Fund’s Expense Example table, please remove the “Share Status” column as this information is neither permitted nor required by Form N-1A. Further, given that the Funds’ class A shares have a contingent deferred sales charge and as required by Item 3 of Form N-1A, please include two expense examples: one, assuming class A shares are sold at the end of the period and two, assuming class A shares are not sold at the end of the period.

Response: The instructions for Item 3 of Form N-1A state that a registrant “may modify the narrative explanations if the explanation contains comparable information to that shown.” The “Share Status” column provides the same information as the narrative explanation in the form regarding whether the shares are sold or held for each example. Further, the shareholder fee information in Item 3 is intended to provide information regarding the fees incurred by typical investors, as noted in instruction 2(d) to that item, which states: “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed” in the “Maximum Account Fees” section. We believe that including the effect of the contingent deferred sales charge in the Expense Example table would be irrelevant to the vast majority of investors, as this fee is only charged to investors who redeem their shares within 18 months of a finder’s fee being paid on their purchase of the shares, and a finder’s fee is paid only on purchases of at least $1 million for which a financial intermediary is involved and provides the information necessary for the fund’s transfer agent to identify the purchase as eligible. For these reasons, we have made no changes in response to this comment.

6.	Comment: For each of the WCM Funds, the Staff notes that the expense tables reflect a fee waiver that is subject to recapture. Because the recapture period could extend beyond three years, please do not include such fee waivers in the expense tables unless you have conducted an FAS 5 analysis to conclude that recapture is not probable and this analysis has been provided to the Funds’ Independent Auditor.

Response: The Trust has edited the expense tables to clarify that the expense waivers will not be subject to a recapture period extending beyond three years. Where applicable, the Trust has revised the appropriate footnotes in response to this comment as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

“~~To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitations in place at the time such amounts were waived or reimbursed.~~ Under certain conditions, the Adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the Fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.”

-4-	September 24, 2021

7.	Comment: For each of the WCM Funds, please revise the appropriate footnote to the “Annual Fund Operating Expenses” table to indicate that recoupment of prior fees and/or expenses previously waived and/or reimbursed can only be done up to three years after the date on which such fees and/or expenses were waived and/or reimbursed. Alternatively, please explain supplementally why permitting recoupment within three fiscal years after the fiscal year in which such amounts were waived or reimbursed does not create liability for financial statement purposes.

Response: The requested change has been made. Please refer to the response to comment #6 above for edits made in response to this comment.

Performance

8.	Comment: On pages 24 and 34 of PEA No. 23 and on pages 25 and 38 of PEA No. 71, the Staff notes disclosure stating that “Class A shares (formerly known as Investor Class shares) represent an investment in the same portfolio of securities as Class I shares; however, Class A shares are subject to a front-end sales charge and a 0.25% 12b-1 fee whereas Class I shares are not subject to a 12b-1 fee.” The Staff notes that the latter part of this sentence, as drafted, implies that Class I shares are also subject to a front-end sales charge. Please edit to clarify that Class I shares are not subject to a front-end sales charge.

Response: The Trust has revised the disclosure in each instance as follows (new language denoted by underline and deleted language denoted by strikethrough):

“~~Class A shares represent an investment in the same portfolio of securities as Class I shares; however, Class A shares are subject to a front-end sales charge and a 0.25% 12b-1 fee whereas Class I shares are not subject to a 12b-1 fee.~~ Class I shares (which were formerly known as Institutional Class shares) represent an investment in the same portfolio of securities as Class A shares. Annual returns would differ only to the extent that Class I shares do not have the same expenses as Class A shares. Class A shares are subject to a front-end sales charge and a 0.25% 12b-1 fee whereas Class I shares are not subject to a front-end sales charge or a 12b-1 fee.”

Statement of Additional Information

Portfolio Holdings

9.	Comment: On page 39 of PEA No. 23 and page 40 of PEA No. 71, under the sub-heading “Portfolio Holdings,” please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser or any other

-5-	September 24, 2021

party in connection with the disclosure of information about portfolio securities, as required by Item 16(f)(1)(iv) of Form N-1A.

Response: The disclosure under the sub-heading “Portfolio Holdings” has been updated as follows (newly added information is underlined):

“The Funds and/or the Administrator may authorize the disclosure of non-public portfolio holdings information under certain limited circumstances. The Funds’ policy provides that non-public disclosures of a Fund’s portfolio holdings may only be made if (i) the Fund has a legitimate business purpose for making such disclosure and (ii) the party receiving the non-public information is subject to a duty of confidentiality. Federal law also prohibits recipients of non-public portfolio holdings information from trading on such information. The Administrator will consider any actual or potential conflicts of interest between the Administrator and its affiliates on one hand, and the Fund’s shareholders on the other hand, and will act in the best interest of the Fund’s shareholders with respect to any such disclosure of portfolio holdings information. If a potential conflict can be resolved in a manner that does not present detrimental effects to the Fund’s shareholders, the Administrator may authorize release of portfolio holdings information. Conversely, if the potential conflict cannot be resolved in a manner that does not present detrimental effects to the Fund’s shareholders, the Administrator will not authorize such release. The Funds do not release their confidential portfolio-holdings information for compensation.”

Investment Adviser and Subadviser

10.	Comment: On page 41 of PEA No. 23 and page 42 of PEA No. 71, the Staff notes disclosure stating that “VIA also has contractually agreed to limit the annual operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) for each Fund so that such expenses do not exceed, on an annualized basis, the amounts indicated in the following table (expressed as a percentage of daily net assets)…” The Staff notes that the disclosure that the expense limit does not apply to front-end or contingent deferred sales charges is not disclosed in the Item 3 fee tables in the Prospectus and does not seem consistent with disclosure included in the Funds’ recent proxy statement. Please revise this disclosure or edit the Item 3 expense tables for consistency with this disclosure.

Response: The above-referenced disclosure has been updated as follows (deleted language denoted by ~~strikethrough~~):

-6-	September 24, 2021

“VIA also has contractually agreed to limit the annual operating expenses (excluding certain expenses, such as ~~front-end or contingent deferred sales charges,~~ taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) for each Fund so that such expenses do not exceed, on an annualized basis, the amounts indicated in the following table (expressed as a percentage of daily net assets):”

11.	Comment: On page 41 of PEA No. 23 and page 43 of PEA No. 71, the Staff notes disclosure stating “The Adviser may recapture fees waived and operating expenses reimbursed under this arrangement, for a period of three years following the fiscal year in which such reimbursement occurred, subject to certain conditions.” Please revise this disclosure to clarify that this statement applies only to TMF, while for the Funds that are series of WCM, the Adviser may recapture operating expenses reimbursed and/or fees waived for a period of three years following the date such waiver or reimbursement occurred, subject to certain conditions.

Response: The Registrants confirm that for all Funds, the Adviser may recapture operating expenses reimbursed and/or fees waived for a period of three years following the date such waiver or reimbursement occurred, subject to certain conditions. As such, the above-referenced disclosure has been edited as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

“~~The Adviser may recapture fees waived and operating expenses reimbursed under this arrangement, for a period of three years following the fiscal year in which such date such waiver or reimbursement occurred, subject to certain conditions~~. Under certain conditions, the Adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.”

Part C

12.	Comment: Please indicate who signed the Registration Statement in their capacity as the Funds’ principal financial officer and the Funds’ comptroller or principal accounting officer.

Response: The Trusts confirm that the Funds’ current Principal Financial and Accounting Officer will sign subsequent Post-Effective Amendments to the Trusts’ Registration Statements.

-7-	September 24, 2021

* * * * *

Please direct any questions concerning this letter to the undersigned at (312) 845-1381 or to Jeremy Smith at (212) 596-9858.

Very truly yours,

/s/ Elizabeth Madsen

Elizabeth Madsen